UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41975

ENERGYS GROUP LIMITED

(Translation of registrant’s name into English)

Franklyn House, Daux Road

Billingshurst, West Sussex

RH149SJ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Consummation of the Private Placement

As previously disclosed in a Report on Form 6-K furnished to the Securities and Exchange Commission on January 29, 2026, Energys Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain accredited investors for a private placement offering.

Pursuant to the terms of the Securities Purchase Agreement, on February 5, 2026, the Company consummated the Private Placement, pursuant to which the Company sold, and the investors purchased, 15,669,556 units (the “Units”) at a purchase price of US$0.575 per Unit (collectively, the “Private Placement”).

Each Unit consists of (i) one of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), (ii) one series A warrant (the “Series A Warrant”) to purchase up to one Ordinary Share, and (iii) one series B warrant (the “Series B Warrant,” together with the Series A Warrant, the “Warrant”) to purchase up to one Ordinary Share. Each Series A Warrant has an exercise price of US$0.69 per share, and each Series B Warrant has an exercise price of US$0.805 per share. Each Warrant will be exercisable commencing on the date on which such Purchaser has paid or caused to be paid its subscription amount in full to the Company in accordance with the Securities Purchase Agreement, and will expire two years from the date of issuance.

The aggregate gross proceeds to the Company from the Private Placement were expected to be approximately US$9.01 million, before deducting any offering expenses payable by the Company, and excluding any proceeds that may be received by the Company from the exercise of the Warrants. Pursuant to the terms of the Securities Purchase Agreement, the investors are obligated to pay their respective subscription amounts to the Company following the Closing. As such, the full amount of the gross proceeds was not received by the Company on the Closing date.

Forward-Looking Statements

Certain statements in this report on Form 6-K are forward-looking statements. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These statements include, but are not limited to, statements regarding the anticipated use of proceeds. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 9, 2026	ENERGYS GROUP LIMITED

	By:	/s/ Michael Lau
	Name:	Michael Lau
	Title:	Chief Technology Officer and Executive Director